Exhibit 99.1

Aurora Cannabis Announces 2018 AGM Voting Results

All Items of Business Approved

 TSX | NYSE: ACB

EDMONTON, Dec. 4, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora" or the "Issuer") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting"), held in Edmonton, Alberta, on November 30, 2018. The total number of shares represented by shareholders present in person and by proxy at the meeting was 384.4 million representing 39.9% of Aurora's issued and outstanding Common Shares.

All of the matters put forward before shareholders for consideration and approval as set out in the Company's Management Information Circular dated October 16, 2018, were approved by the requisite majority of votes cast at the Meeting. The details of the voting results for the election of directors are set out below:

Nominee	# Votes for	% Votes for
Terry Booth	126,784,380	83.79%
Steve Dobler	108,463,649	71.68%
Jason Dyck	123,845,475	81.84%
Adam Szweras	146,398,326	96.75%
Michael Singer	119,259,971	78.81%
Diane Jang	144,986,982	95.81%
Norma Beauchamp	144,867,860	95.74%
Ronald Funk	145,803,917	96.35%

The shareholders also approved the: (i) appointment of KPMG LLP as auditors of the Company for the ensuing year; (ii) non-binding advisory vote on the Company's approach to executive compensation; (iii) the Company's Deferred Share Unit Plan; (iv) the Company's Shareholder Rights Plan;  and (v) the adoption of the Company's new Business Corporations Act (British Columbia) Articles.

The Company has filed a report of voting results on all resolutions voted on at the Meeting on www.sedar.com.

Long-Term Incentive Awards

The Company granted a total of 140,000 options to purchase common shares of Aurora to independent directors of the Company. These options vest annually over 36 months and are exercisable at $7.51 per common share. Additionally, the Company granted a total of 24,000 deferred stock units to independent directors of the Company, vesting quarterly over 12 months.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 21 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 11:00e 04-DEC-18